30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

October 19, 2012

Via EDGAR transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          Liberty Spinco, Inc.

Registration Statement on Form 10

Dear Sir or Madam:

On behalf of our client, Liberty Spinco, Inc. (“Spinco”), a wholly owned subsidiary of Liberty Media Corporation (“LMC”), on October 18, 2012, we transmitted for electronic filing Spinco’s Registration Statement on Form 10, relating to the registration of Spinco’s Series A common stock and Series B common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Form 10”), in connection with LMC’s contemplated spin-off of Spinco (the “Spin-Off”).

The Spin-Off will be effected by means of a dividend to holders of LMC’s Series A Liberty Capital common stock and Series B Liberty Capital common stock. If all conditions to the Spin-Off are satisfied or waived by the board of directors of LMC (in its sole discretion), at 5:00 p.m., New York City time, on a date to be determined by the board of directors of LMC (the “distribution date”), (i) for each whole share of LMC’s Series A Liberty Capital common stock held on a record date and time to be determined by the board of directors of LMC (the “record date”), such holder will receive one share of Spinco’s Series A common stock and, (ii) for each whole share of LMC’s Series B Liberty Capital common stock held on the record date, such holder will receive one share of Spinco’s Series B common stock. More information concerning the Spin-Off and the businesses and assets (as well as any related liabilities) of Spinco following the Spin-Off can be found in the Information Statement included as Exhibit 99.1 to the Form 10.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (212) 408-2575, Fax: (212) 259-2575.

Very truly yours,

/s/ Katherine C. Jewell

Katherine C. Jewell

cc:	Liberty Spinco, Inc. Pamela L. Coe Craig Troyer

Liberty Media Corporation Charles Y. Tanabe

KPMG LLP H. Michael Keys